Multimedia Games, Inc.

206 Wild Basin Rd, Bldg B

Suite 400

Austin, Texas 78746

March 13, 2008

Via FEDEX and EDGAR Filing

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, DC 20549-3561

Re:	Multimedia Games, Inc.

Form 10-K for the fiscal year ended September 30, 2007

Filed December 14, 2007

Form 10-Q for the fiscal quarter ended December 31, 2007

Filed February 11, 2008

File No. 001-14551

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games, Inc. (the “Company”) to the comments in your letter dated February 28, 2008 concerning the Company’s Form 10-K for the fiscal year ended September 30, 2007 filed December 14, 2007 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended December 31, 2007 filed February 11, 2008 (the “Form 10-K”). For your convenience, we have restated your comments in full in italics and have included our response below each comment.

Annual Report on Form 10-K for the fiscal year ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 35

Fiscal 2007 Compared to Fiscal 2006, page 35

Other Income and Expense, page 37

1.	We note that you received other income from the distribution of a partnership interest. Please clarify the nature of this distribution, your ownership percentage of the related partnership and if you expect the distribution to be a recurring item.

Megabingo, Inc., a wholly owned subsidiary of the Company (“Megabingo”), entered into an equity participation agreement with Sonoma Entertainment Investors, L.P.(the “Partnership”) on March 28, 2003. As an inducement to, and as consideration for, the Company providing the Lytton Band of Pomo Indians (a federally recognized Indian Tribe in California to which the Partnership was obligated to provide certain financial services related to the development of a proposed Lytton casino) financing for the development of such casino, the Partnership agreed to issue to the Company a Class E Limited Partnership Interest with a stated value of $1,000,000

(Face Value). Neither the Company nor Megabingo made any cash investment in the Partnership to obtain the Partnership Interest and did not assign any value nor record an asset related to the Partnership as the $1,000,000 stated value of the Partnership Interest was subject to many risks and uncertainties which prevented the recognition of an asset. Certain risk and uncertainties, among others, which the Company considered in making this evaluation with respect to this Partnership included (i) the risk that the Bureau of Indian affairs would not approve “Land in Trust” for the proposed Lytton gaming operations (ii) the risk that the casino operations would not achieve the minimum cash flows that the Lytton tribe was allowed to keep prior to making the contingent payments to the Partnership and (iii) the risk that the Lytton casino would not generate enough cash to ever pay the lower priority equity positions in the Partnership, such as the Class E Limited Partnership interest held by Megabingo. Another reason that the Company did not assign a value nor record an asset related to the Class E Limited Partnership interest is that the Company-provided financing was fully repaid within one year, as the note was assumed by another gaming equipment supplier.

Therefore, as of the beginning of our fiscal year ending September 30, 2007, the Company had no recorded amounts for the investment in the Partnership nor in any related notes receivable or other assets. In the fiscal year ended September 30, 2007, the Company received a $1,000,000 payment after the Class A – D limited partners were returned their capital investments along with the priority returns assigned to each class of partners.

The Company anticipates receiving a monthly distribution of approximately 6.75% (13.5% of 50% payable to Class A – E limited partners) of a contingent payment from the Lytton Tribe to the Partnership. The Company expects that the contingent payment (which the Company anticipates to be $100,000—$200,000 per month) will be made through the end of calendar 2008, at which time the Partnership is expected to dissolve.

The Company recorded the partnership investment under the cost method (an assigned basis of zero) as discussed in APB 18, as its interest represented less than 20% of the Partnership and the Company exercises no control or significant influence over the Partnership.

Critical Accounting Policies, page 43

2.	We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 1. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;

•	How accurate the estimate/assumption has been in the past;

•	Whether the estimate/assumption is reasonably likely to change in the future; and

•	Evaluate the sensitivity to change of critical accounting policies.

The Company will revise future filings to provide more robust analysis in our critical accounting policies. This revised narrative will provide insight as to how the Company arrived at its critical estimates, how accurate the estimates/assumptions have been based on historical results, whether estimates/assumptions are likely to change in the future and the possible reasons why, and a more in-depth evaluation as to the sensitivity to the change of critical accounting policies

Financial Statements

General

3.	We note several write-offs of amounts during your fiscal year 2007, specifically a write-off of $111,000 related to the Alabama sweepstakes as disclosed on page 4, and a write-off of $2.9 million related to property and equipment from page 64. Please provide us with further information concerning the nature of these write-offs including how you classified the amounts in your statements of operations, how the amounts were determined, clarify if the $2.9 million was as a result of disposal or impairment analysis, and tell us why you did not provide the disclosures required by paragraphs 26 or 47 of SFAS 144 if applicable. We may have further comment upon review of your response.

The disposals and/or write-offs were classified in either selling, general and administrative expenses, cost of sales, if associated with equipment sold to customers that was previously in our Property and Equipment, or netted in Other revenues if cash was received in connection with an asset sold. Amounts were determined by taking the proceeds received, if any, less the remaining cost basis in the assets disposed.

The $111,000 write-off was for all unamortized installation and software costs associated with the Company’s promotional sweepstakes system which the Company terminated following an unfavorable judicial ruling in Alabama. The Company wrote off assets totaling $518,000 in cost with accumulated depreciation totaling $407,000, resulting in a net book value of $111,000.

With respect the $2.9 million net book value related to the disposal or write-off of property and equipment, the Company received proceeds from third parties of approximately $2.8 million, resulting in a net loss of approximately $100,000 that was recorded in the Statement of Operations according to description in the first paragraph above. None of the disposals were related to impairment charges and therefore the disclosures required by paragraphs 26 and 47 of SFAS 144 were not applicable.

Notes to Consolidated Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

Revenue Recognition, page 57

4.	Please tell us and revise future filings to expand on your revenue recognition footnote to describe how your revenue recognition policies comply with the guidance outlined in SAB 104, specifically addressing when each criteria of SAB 104 is considered to have been met for each type of revenue disclosed. Your revised disclosure and response should also address your shipping policies with regards to when title transfer to the customer for sales of gaming equipment and elaborate on revenue recognized under EITF 00-21 when components are considered essential to the function of the other components.

In the first paragraph of the Revenue Recognition Policy, the Company says that the majority (generally in excess of 90%) of its gaming revenue is of a recurring nature which is not bundled with any other “element.” We will revise future filings to further confirm that recurring revenues are recorded as earned on a daily basis.

With respect to outright sales of gaming equipment and systems (generally less than 10%), the Company will address certain of the key criteria in SAB 104 and provide more robust disclosure as to how each major revenue stream is impacted by the SAB to include, among other items, when delivery occurs and title transfers to the customers as well as other risks of ownership. However, we wish to emphasize that certain of the key criteria of SAB 104 were stated in the last paragraph of the Revenue Recognition Policy, and to confirm such policies are strictly adhered to by the Company.

Pursuant to SOP 97-2 and/or EITF 00-21, the Company does not record any revenue under a multiple element arrangement if it does not have vendor specific objective evidence of fair value (VSOE) for any undelivered element, such as maintenance or any remaining deliverable product or service. In connection with products and/or services under an arrangement in which the customer does not have the full use of the delivered element since the undelivered element is considered essential to the functionality requested by the customer, such items are considered a single accounting unit and no revenue is recognized for the delivered element until all remaining essential products are delivered and/or essential services have been performed. In a majority of our arrangements, software is considered incidental, however, when the software is an integral aspect of an arrangement, no revenue is recognized for delivered software until all remaining essential elements have been delivered.

5.	In a related matter, please clarify your last sentence from the fifth paragraph on page 58 concerning revenue recognition of software when an element is considered essential to the function of the other elements. Tell us under what circumstances and arrangements you recognize revenue under these circumstances how you determine that revenues may be recognized over the term of the services rendered if delivery has not yet occurred according to paragraph 105 of SOP 97-2.

Pursuant to SOP 97-2 and/or EITF 00-21, the Company does not record any revenue under a multiple element arrangement if it does not have VSOE for any undelivered element, such as maintenance or any remaining deliverable product or service. In connection with products and/or services under an arrangement in which the customer does not have the full use of the delivered element since the undelivered element is considered essential to the functionality requested by the customer, such items are considered a single accounting unit and no revenue is recognized for the delivered element until all remaining essential products are delivered and/or essential services have been performed. In a majority of our arrangements, software is considered incidental, however, when the software is an integral aspect of an arrangement, no revenue is recognized for delivered software until all remaining essential elements have been delivered.

In addition, we will also add the following disclosure in our future filings. In those limited situations where VSOE does not exist for any undelivered elements of a multiple element arrangement, then the aggregate value of the arrangement, including the value of products and services delivered or performed, is initially deferred until all products or services are delivered, and then is recognized ratably over the service or PCS period of the contract.

Note 10. Commitments and Contingencies, page 71

6.	In concluding on several of your litigation and regulatory proceedings, you state that you are unable to make any predictions as to the ultimate outcome due to inherent uncertainties in any litigation. Please revise future filings to state your conclusions based on your knowledge of the specific cases rather than on uncertainties in any litigation.

The Company will summarize in future filings the requirements of Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies,” and will separately state our conclusion based on current information of the specific cases rather than on uncertainties in any litigation. Our disclosure will approximate the following:

The Company is subject to the possibility of loss contingencies arising in its business and such contingencies are accounted for in accordance with SFAS No. 5 “Accounting for Contingencies.” In determining loss contingencies, the Company considers the likelihood of a loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that a liability has been incurred and when the amount of loss can be reasonably estimated.

Support Consultants, Inc., page 73

7.	Please tell us the line item in which you reported the settlement of $275,000 in your consolidated statements of operations.

The Company recorded $150,000 in the fiscal year ended September 30, 2006 and $125,000 in the fiscal year ended September 30, 2007, both of which were recorded in selling, general and administrative expenses. Both amounts accrued were directly related to outside counsel representations of case settlement value.

New York Sales Tax Audit, page 74

8.	We note your disclosure that you have not recorded a liability for the proposed audit change because any settlement is not probable at this time, nor is it estimable. Please tell us why you believe the settlement is not probable given the assessment received for tax and penalties and include why you believe the amount is not estimable given the amounts stated in the assessment notice. Refer to SFAS 5.

The Company reserved $525,000 in the September 30, 2007 quarter in connection with the New York sales tax audit matter. This reserve is described on page 28 of the Form 10-K. The Company inadvertently failed, however, to update the language on page 74 of the Form 10-K to also reflect the liability recorded as of September 30, 2007. The Company will update similar language in future filings to reflect the establishment of the reserve.

As to the background of this audit, four days prior to fling our June 30, 2007 Form 10-Q, the Company received a ‘proposed’ tax adjustment on August 6, 2007 rather than a tax assessment. At the time the Company entered into the New York Lottery contract in 2004, the Company received advice on the tax position taken with respect to sales/use tax in New York. During the September 2007 quarter and up through the Form 10-K’s filing date of December 14, 2007, the Company and its outside tax counsel worked with the New York State Department of Taxation to resolve the matter. In the end, both the Company and the State of New York saw merit in each others position and it was decided that the Company would pay roughly half of the proposed assessment.

The accrual of tax was recorded when (i) it was probable that a liability had been incurred and (ii) the amount of the accrual could be reasonably estimated. The Company ultimately paid $583,320.62 in tax and $157,305.13 in interest in January, 2008.

Note 13. Supplemental Consolidated Quarterly Financial Data, page 77.

9.

We note that net income fluctuated significantly in the all quarters of both fiscal 2006 and 2007. Please revise your disclosure in future filings to explain the reason(s) for the changes in net income, as well as other significant changes in revenues, operating income, income before taxes and earnings per share as applicable. Please note that the guidance in Item 302(a)(3) of

Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring item recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

The Company believes that the Form 10-K complies with Item 302(a)(3) of Regulation S-K. The fluctuation in income is primarily attributable to revenues and to a lesser extent operating expenses. The Company is not aware of any extraordinary, unusual, or infrequent adjustments which were material to the results of the disclosed quarters.

Quarterly report on Form 10-Q for the quarter ended December 31, 2007

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 8. Commitments and Contingencies, page 13

WMS Industries, page 14

10.	We note that on December 21, 2007, you entered into an agreement with WMS settling all disputes. Please tell us and revise future filings to disclose what amounts you accrued in your fiscal 2007 financial statements with regard to the estimated $3 million owed to WMS Gaming. If you did not accrue such amounts in your fiscal 2007 financial statements, please tell us why you believe you were not required to do so under SFAS 5. Include in your response details concerning the settlement amounts and timing of payments.

The Company disclosed in the Form 10-K that the Company “believe[s] that this additional information provided to WMS has enabled the parties to determine that the remaining major dispute concerning the right to substitute game themes involves licenses and related fees of $3 million, rather than $12.1 million.” In the Form 10-Q the Company stated that “the Company and WMS entered into an agreement that settled all pending disputes between them.”

The Company and WMS settled this dispute by modifying the existing agreements. In addition to clarifying disputed contractual language, the modifications require the Company to purchase additional units and licenses by December 31, 2008 at previously negotiated pricing.

The ultimate disposition of this matter resulted in the Company not being required to make a cash payment to settle this dispute. The Company is confident that it negotiated the right to substitute game themes in the original agreements and that the course of dealings since we entered into the contracts prove that. The Company never accrued a liability under SFAS 5 because it believed it had not incurred a liability and that the Company had contractual rights that WMS did not find favorable in hindsight.

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As requested, Multimedia Games, Inc. acknowledges that:

•	Multimedia Games, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Paul E. Hurdlow of DLA Piper US LLP at (512) 457-7020, our outside corporate counsel.

Very truly yours,

Randy S. Cieslewicz
Chief Financial Officer

cc:	Clifton E. Lind, Chief Executive Officer of Multimedia Games, Inc.
Paul E. Hurdlow, DLA Piper US LLP
Kevin Hubbard, BDO Seidman, LLP